Exhibit 8.1

Pyxis Tankers Inc. List of Subsidiaries

Company Name	Jurisdiction of Incorporation

1. Single vessel-owning subsidiaries (1)	Marshall Islands and Malta
2. Maritime Technologies Corp.	Delaware, U.S.A.

(1) We have six vessel-owning subsidiaries wholly owned by Pyxis Tankers Inc., three incorporated in the Marshall Islands and three incorporated in Malta.